UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Call to Ordinary General Shareholders’ Meeting for April 1, 2025;

2.	Proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda;

Buenos Aires, February 28, 2025

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting summoned for April 1, 2025.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for April 1, 2025.

We hereby attach:

1)	The call to an Ordinary General Shareholders’ Meeting.

2)	The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

/s/ Luis Fernando Rial Ubago

Luis Fernando Rial Ubago

Responsible for Market Relations

FREE TRANSLATION

CALL FOR AN ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELECOM ARGENTINA S.A.

The Shareholders of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”) are summoned to an Ordinary General Shareholders’ Meeting to be held on April 1st, 2025, at 11 a.m. Buenos Aires Time on the first call, and at 12 p.m. Buenos Aires Time on the second call, by personal attendance at the corporate offices at General Hornos No. 690, Ground Floor, City of Buenos Aires, in order to consider the following items:

AGENDA

1)	Appointment of two shareholders to sign the Minutes of the Meeting.

2)	Consider the increase in US$1,200,000,000 of the maximum outstanding amount of the Medium Term Note Program for the issuance of simple Notes authorized by the Comisión Nacional de Valores (“CNV”) by Resolution No. 19,481/2018, certain amendments thereto authorized by Resolution No. 21,603/2022 and extension of its term approved by Disposition DI 2023-12 APN GE of CNV (the “Global Program” or the “Program”) whose maximum outstanding amount at any time currently authorized amounts to a nominal value of US$3,000,000,000 (or its equivalent in other currencies or value units).

3)	Consider granting to the Board of Directors of broad powers to determine and modify the terms and conditions of the Program within the maximum outstanding amount authorized by the Shareholders’ Meeting, as well as to establish the timing of issuance and re-issuance of the corresponding Notes to each series or class to be issued under it and all of the conditions of issuance and re-issuance, within the maximum amount and the terms of amortization set by the Shareholders’ Meeting, including, without limitation to, law and applicable jurisdiction; date and issuance currency; nominal value, price, interest rate, form and conditions of placement and payment conditions; issuance in cartulary form or book-entry of one or more classes or series; characteristics of the titles or representative certificates of the notes; use of proceeds; election of the Trustee, if there is any, and the agents of any type that correspond, including registration, placement, calculation of payment of each series or class, if there were, and to prepare, negotiate, approve, subscribe and submit all the contracts and documentation necessary to implement the Program and the series or classes under it; to request to the agencies and respective markets from the country and from abroad that the Board of Directors determine the authorizations of the public offer and pricing or listing and negotiation of the Program and of one or more of the classes or series of the Notes that will be issued within the framework of it. Authorization for the Board of Directors to sub-delegate to some of their members and/or officials of the managerial line, the powers delegated by this Shareholders’ Meeting according to what it is provided by Section 1, article c) from Chapter II, Title II and Section 44, article b) from Chapter V, Title II from the Argentine Securities and Exchange Commission (Comision Nacional de Valores, “CNV”) Rules (N.T. 2013). Authorizations to act in the files related to the decisions adopted by the Shareholders’ Meeting with respect to the Program.

THE BOARD OF DIRECTORS

Note 1: Within the regulatory deadline, the documents related to the Shareholders´ Meeting may be consulted on the Comisión Nacional de Valores´ website and on Telecom Argentina’s website: www.telecom.com.ar.

Note 2: Pursuant to the provisions of CNV Rules in section 22 of Chapter II, Title II, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives (name and surname or full corporate name; type and number of identity card or registration data with precise identification of the specific registry and its jurisdiction; address, with indication of its kind. In addition, they must provide the same information regarding the representative(s) of the holder of the shares that will attend the Shareholders’ Meeting). Legal entities or other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 3: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 4: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at General Hornos 690, 8th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. or communicate their attendance to the Shareholders’ Meeting to the email address: AsuntosSocietarios@teco.com.ar with the corresponding book-entry shareholding certificate within the same time limit and until 5 p.m. Within the same terms and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is March 26, 2025, at 5 p.m.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY SHAREHOLDERS’ MEETING

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is that “the Shareholders propose the persons that will sign the Meeting Minutes.”

Proposal for the Second Item on the Agenda:

The proposal to the Shareholders’ Meeting is to “approve the increase in US$1,200,000,000 of the maximum outstanding amount of the Medium Term Note Program for the issuance of simple Notes authorized by the Argentine Securities and Exchange Commission (Comision Nacional de Valores, “CNV”) by Resolution No. 19,481/2018, certain amendments thereto authorized by Resolution No. 21,603/2022 and extension of its term approved by Disposition DI 2023-12 APN GE of CNV (the “Global Program” or the “Program”) whose maximum outstanding amount at any time currently authorized amounts to a nominal value of US$3,000,000,000 (or its equivalent in other currencies or value units).

Proposal for the Third Item on the Agenda:

The proposal to the Shareholders’ Meeting is to “approve the delegation into the Board of Directors of broad powers to determine and modify the terms and conditions of the Program and of the Notes to be issued under it, within the maximum outstanding amount authorized by the Shareholders’ Meeting, as detailed in the item of the Agenda.

/s/ Andrea V. Cerdán

Andrea V. Cerdán

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	February 28, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations